Exhibit 12


THE MONTANA POWER COMPANY

Computation of Ratio Earnings to Fixed Charges
(Dollars in Thousands)


	 Twelve Months
	    Ended
	March 31,1997

Net Income	$ 126,016

Income Taxes	   76,218
	$ 202,234



Fixed Charges:
	Interest	$ 52,568
	Amortization of Debt Discount,
		Expense and Premium	1,632
	Rentals	   34,315
			$  88,515



Earnings Before Income Taxes
	and Fixed Charges	$ 290,749



Ratio of Earning to Fixed Charges	   3.28 x





















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